May 27, 2025

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street, Suite 3210
Vancouver, BC
V6C 2X8

       Re: City Office REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-36409
Dear Anthony Maretic:

       We have reviewed your May 16, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 13,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
13. Segment Information, page 77

1. We note your response to our prior comment 1. Please further clarify for us if these significant expense categories and amounts are regularly provided to the chief operating decision maker. To the extent such significant expenses are regularly provided, please tell us how you determined it was unnecessary to quantify each of these significant expenses. Reference is made to ASC 280-10-50-26A. Please contact Howard Efron at 202-551-3439 or Jennifer Monick at
202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
 May 27, 2025
Page 2



                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction
cc:   James V. Davidson, Esq.